[Graphic omitted] Ahold

                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications




                                                        Date:  April 16,2004
                                        For more information:  +31 75 659 57 20




Ahold announces appointments at U.S. Foodservice

Zaandam, The Netherlands, April 16, 2004 -- Ahold today announced the names of the new executive leadership team that will lead its American subsidiary U.S. Foodservice under CEO Lawrence Benjamin. The company also announced the reorganization of U.S. Foodservice's field operatio ns. Commenting on these changes, Ahold CEO Anders Moberg said: "Putting this new leadership team and organizational structure in place means that we have reached another important milestone at U.S. Foodservice in our 'Road to Recovery'. I am confident that these changes will help the company restore its competitive strength."

The following appointments have been made since the beginning of this year:

o Robert Aiken has been appointed Executive Vice President -- Strategy & Governance. Previously he was president of Metz Baking Company and Milwaukee Sign Company.

o Garry Brown has been appointed Senior Vice President -- Procurement. Mr. Brown has been a procurement consultant for A.T. Kearney and, more recently, Alix Partners.

o David Eberhardt has been appointed Executive Vice President & General Counsel. Formerly he was Deputy General Counsel for U.S. Foodservice.

o Robert Fishbune has been appointed Chief Financial Officer. Previously he served as Chief Financial Officer of Specialty Foods Corporation.

o David McNally has been appointed Chief Information Officer. Earlier he was an information systems principal with Alix Partners.

o Ann Weiser has been appointed Chief Human Resource Officer. Ms. Weiser was formerly the Executive Vice President of Human Resources for Ahold's Giant-Landover division.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com
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In the reorganization of its field operations, U.S. Foodservice has established seven distinct units: four geographical units (Northeast, Southeast, Midwest and West), a chain operations unit, a national accounts sales unit and a Specialty Operations unit consisting of the company's specialty dis tribution businesses (StockYards, Construction & Design, Next Day Gourmet and Sofco).

"We are fortunate to have these highly experienced, talented professionals on our team, bringing great expertise and food industry experience to our company," said U.S. Foodservice CEO Lawrence Benjamin. "In addition, the new field structure will allow us to strengthen our customer responsiveness and fortify our corporate governance effectiveness."

U.S. Foodservice is one of the largest broadline foodservice distributors in the United States. The company distributes food and related products to over 250,000 customers, including restaurants, healthcare facilities, lodging establishments, cafeterias, schools and colleges. U.S. Foodservice markets and distributes more than 43,000 national, private label, and signature brand items and employs more than 29,500 foodservice professionals. For more information about U.S. Foodservice, visit the company's website at www.usfoodservice.com.

Ahold is an international group of companies in the food retail and foodservice business with 2003 sales of approximately EUR 56 billion.


Ahold Corporate Communications: +31.75.659.5720




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Certain statements in this press release are "forward-looking statements"
within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks, uncertainties and other factors, see Ahold's public filings, in particular Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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